UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K/A
(Amendment No. 1)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended September 30, 2007
Or

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Transition period from                      to
Commission File Number 000-08193
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
Argon ST Inc. 401(k) Profit Sharing Plan and Trust
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
ARGON ST, INC.
12701 Fair Lakes Circle, Fairfax, Virginia 22033

EXPLANATORY NOTE
      This Amendment No. 1 to our Annual Report on Form 11-K for the fiscal year ended September 30, 2007, initially filed on March 28, 2008 is being filed for the sole purpose of correcting a typographical error on the Report of Independent Registered Public Accounting Firm (the “Report”), to add the name and conformed signature of Grant Thornton LLP.
      Except as described above, no other amendments are being made to the Annual Report. This Form 11-K/A does not reflect events occurring after the March 28, 2008 filing of our Annual Report or modify or update the disclosure contained in the Annual Report in any way other than as required to reflect the amendment discussed above and reflected below. While the remainder of the Report is unchanged, we are filing the audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended September 30, 2007 and 2006 in its entirety to provide a complete presentation, as well as Exhibit 23, the consent of independent registered public accounting firm.
REQUIRED INFORMATION
Financial Statements:
4.	In lieu of the requirements of Item 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended September 30, 2007 and 2006 are presented on pages 2 through 8.
Exhibits:
     23. Consent of Grant Thornton LLP, independent registered public accounting firm.

2

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 – 10

Supplementary Information

Schedule of Assets (Held at end of year)	10

Report of Independent Registered Public Accounting Firm
Trustees
Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
We have audited the accompanying statements of net assets available for benefits of the Argon ST, Inc., 401(k) Profit Sharing Plan and Trust (the Plan) as of September 30, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended September 30, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2007 and 2006, and the changes in net assets available for benefits for the year ended September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP

McLean, Virginia
March 27, 2008

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits

September 30,	2007	2006

Assets

Noninterest bearing cash	$3,925	$—
Investments at fair value:
Registered Investment Trust	65,497,565	48,405,334
Argon ST Common Stock	5,439,842	6,337,726
Stable Value Fund	5,698,747	5,096,864
Participant loans	506,003	440,729

Total investments	77,142,157	60,280,653

Receivables:
Employee contributions	—	227,374
Employer match contributions	—	189,061
Other receivable	12,126	6,010

Net assets available for benefit at fair value	77,158,208	60,703,098

Adjustment from fair value to contract value for stable value fund	57,276	57,859

Net Assets Available for Benefits	$77,215,484	$60,760,957

The accompanying notes are an integral part of the financial statements.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Statement of Changes in Net Assets Available for Benefits

Year ended September 30,	2007

Additions
Investment income:
Interest and dividends	$3,967,413
Net appreciation in fair value of investments	5,641,451

9,608,864

Contributions:
Participant	5,756,412
Participant rollover	263,769
Employer match	5,329,587

Total contributions	11,349,768

Total Additions	20,958,632

Deductions
Benefits paid to participants	4,489,920
Plan expenses	14,185

Total Deductions	4,504,105

Net Increase	16,454,527

Net Assets Available for Benefits, beginning of year	60,760,957

Net Assets Available for Benefits, end of year	$77,215,484

The accompanying notes are an integral part of the financial statements.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
September 30, 2007 and 2006

NOTE A—PLAN DESCRIPTION
The following brief description of the Argon ST, Inc., 401(k) Profit Sharing Plan and Trust (the Plan), is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
     General
The Plan was established January 1, 1995, to provide retirement benefits for eligible employees of the participating employer. The participating employer is Argon ST, Inc. (the Company). Effective January 1, 2000, the Plan entered into a tax-favored savings and trust agreement with Fidelity Management Trust Company (Fidelity).
All employees of the employer are eligible to participate upon meeting the eligibility requirement of attaining the age of 21, except members of a collective bargaining unit where retirement benefits have been the subject of good faith bargaining and nonresident aliens who do not receive any earned income from the Company which constitutes United States earned income. Employees become eligible to participate on the entry date immediately after a three month waiting period from the date of employment as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
     Contributions
Participants may contribute a percentage of their pre-tax annual compensation as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified retirement plans. Effective April 1, 2007, participants also may choose a a Roth deferral contribution on an after-tax basis.
The employer makes a non-discretionary matching contribution, subject to certain Plan limitations, in an amount equal to 100 percent of the participant’s deferral, limited to six percent of the participant’s eligible compensation. In addition, a safe harbor contribution equal to 3% of covered compensation is made to each eligible employee of the Company, regardless of the employees’ participation in the Plan. Each year the employer may also contribute to the Plan a discretionary profit sharing contribution in addition to any matching contributions. The Company did not make a profit sharing contribution for the Plan year ended September 30, 2007.
     Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contributions, and (b) Plan earnings. Allocations to each participant account for the Company’s discretionary profit sharing contribution is based on the ratio of their compensation for the plan year to the aggregate eligible compensation of all such participants in that year. Investment income is allocated based on participants’ account balances.
     Investment
Upon enrollment in the Plan, a participant may direct employee contributions to various investment options, including among others, fixed income, capital appreciation, income and growth mutual funds, Argon ST common stock, a common collective trust, as well as a self-directed brokerage account option. Fidelity is custodian of the funds. Participants may change their investment options daily.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements—Continued
September 30, 2007 and 2006

NOTE A—PLAN DESCRIPTION—Continued
     Vesting
Participants are immediately vested in their contributions, rollover accounts and the Company’s safe harbor contributions plus actual earnings thereon. Vesting in the remainder of the plan account is based on years of continuous service. A participant is 100 percent vested after five years of credited service.
     Payment of Benefits
On termination of service, including separation due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount, or in annual installments. If the account balance is less than $1,000, the distribution shall be paid in the form of a lump-sum benefit.
NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Method of Accounting
The Plan uses the accrual basis of accounting for the presentation of the financial statements.
     Investment Valuation and Income Recognition
Investments are stated at fair market value. If available, quoted market prices are used to value mutual fund investments and shares of Argon Common Stock. For securities that have no quoted market price, fair value is determined based upon yields currently available on similar instruments as determined by the custodian or an appointed appraiser, and investment income is recorded as earned and is reinvested in the Plan. Participant loans are valued at their outstanding balances, which approximates fair value.
     Use of Estimates
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenue and expenses during the reporting period. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in a stable value fund. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the Stable Value Fund as well as the adjustment of the investment in the Stable Value Fund from fair value to contract value relating to the stable value fund. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. These requirements are effective for financial statements issued for periods ending after December 15, 2006. The provisions of FSP AAG INV-2 and SOP 94-4-1 have been retroactively applied to the statement of net assets available for benefits presented as of September 30, 2006, as required.
     Benefit Payments
Benefits are recorded when paid.
NOTE C—ADMINISTRATIVE EXPENSES
The Company absorbs substantially all of the Plan recordkeeping and administrative expenses. Expenses incurred and paid for by the Plan for years ended September 30, 2007 and 2006, were $14,185 and $14,227, respectively.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements—Continued
September 30, 2007 and 2006

NOTE D—INCOME TAX STATUS
The Company adopted a prototype plan offered through Fidelity. The prototype plan was approved by the Internal Revenue Service as acceptable under Section 401(a) of the Internal Revenue Code (IRC), for use by employers for the benefit of their employees.
NOTE E—INVESTMENTS
The following presents investments that represent five percent or more of the Plan’s net assets as of September 30, 2007 and 2006:

September 30,	2007	2006

Fidelity Leveraged Company Stock	$5,266,652	$3,480,802
Fidelity Capital Appreciation	7,640,643	5,896,358
Fidelity Contrafund	7,440,563	5,220,379
Van Kampen Growth & Income	5,145,528	4,607,497
Artisan Mid Cap	5,801,659	4,415,362
Fidelity Diversified International	6,508,521	4,727,615
Fidelity Managed Income	5,698,747	5,096,864
Argon ST Common Stock	5,439,842	6,337,726
As of September 30, 2007, the Plan invested in a common collective trust, Fidelity’s managed Income Portfolio, which owns fully benefit-responsive investment contracts. The Plan’s interest in the Fidelity Managed Income Portfolio is calculated by applying the Plan’s ownership percentage in the Fidelity Managed Income Portfolio to the total fair value of such fund.
For Plan year ended September 30, 2007, the Plan’s investments appreciated in value by $5,641,451 as follows:

Registered Investment Companies	$6,606,175
Argon ST Common Stock	(964,724)
Stable value fund	—

$5,641,451

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements—Continued
September 30, 2007 and 2006

NOTE F—TERMINATION
Although it has not expressed any interest to do so, the employer reserves the right to terminate the Plan and discontinue contributions at any time. In the event of Plan termination, participants become 100 percent vested in their accounts.
NOTE G—LOANS TO PARTICIPANTS
Loans to participants are limited to the lesser of $50,000 or one-half of the participant’s vested interest in their account. The period of repayment may not exceed five years, except for loans used to acquire, construct, or rehabilitate a dwelling unit used as a principal residence. All loans bear interest under a fixed rate determined by the Plan Administrator. Loans must be repaid prior to any participant (borrower) distribution.
NOTE H—FORFEITURES
At September 30, 2007 and 2006, forfeited non-vested accounts totaled $210,887 and $250,196, respectively. These accounts are used to reduce future employer contributions. Forfeitures in the amount of $101,590 used to reduce employer contributions for the Plan year ended September 30, 2007. At September 30, 2007, forfeitures available to offset future employer contributions totaled $183,655.
NOTE I—RISKS AND UNCERTANTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements—Continued
September 30, 2007 and 2006

NOTE J—RECONCILIATION TO FORM 5500
Form 5500 reports Plan assets on a cash basis; accounting principles generally accepted in the United States of America use the accrual basis. A reconciliation of net assets available for Plan benefits according to the financial statements and Form 5500 follows:

September 30,	2007	2006

Net assets available for benefits, financial statements	$77,215,485	$60,760,957
Less: contributions receivable	—	(416,435)

Net assets available for Plan benefits, Form 5500	$77,215,484	$60,344,522

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

Year ended September 30, 2007

Change in net assets, financial statements	$16,454,527
Add: contributions receivable, beginning of year	416,435
Less: contributions receivable, end of year	—

Net income, Form 5500	$16,870,962

NOTE K—RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of Argon ST, Inc. common stock. Argon ST is the Plan sponsor and, therefore, qualifies as a related party. At September 30, 2007 and 2006, the Plan held investments of 274,739 and 264,402 shares of Argon ST common stock with fair values of $5,439,842 and $6,337,726, respectively. For the year ended September 30, 2007, the Plan purchased 90,963 shares at a cost of $2,031,610, and sold or distributed 80,626 shares with proceeds of $1,964,770.
The Plan has not considered Argon ST contributions to the Plan, or benefits accrued or paid by the Plan, for participants as party-in-interest transactions.
Certain Plan investments are managed by Fidelity Management Trust Company, the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest.
Fees paid during the year by the Plan sponsor for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.
The Plan sponsor provides to the Plan certain accounting and administrative services for which no fees are charged.

NOTE L—SUBSEQUENT EVENT
Effective October 1, 2007, the year-end for the Plan was changed to December 31.
Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Schedule of Assets Held at end of year

September 30, 2007
		Description of	Fair
	Identity of Issue	Investment	Value

*	Funds with Fidelity Registered Investment Trust:
	Fidelity Capital Appreciation	Mutual Fund	$7,640,643
	Fidelity Contrafund	Mutual Fund	7,440,563
	Spartan US Equity Index	Mutual Fund	2,081,326
	Van Kampen Growth & Income	Mutual Fund	5,145,528
	Artisan Mid Cap	Mutual Fund	5,801,659
	Fidelity Leveraged Company Stock	Mutual Fund	5,266,652
	Fidelity Low Priced Stock	Mutual Fund	2,390,645
	Lord Abbett Mid Cap Value	Mutual Fund	1,889,154
	Fidelity Small Cap Independence	Mutual Fund	802,192
	Fidelity Small Cap Retirement	Mutual Fund	140,194
	Fidelity Value Strategies	Mutual Fund	605,801
	Royce Low Priced Stock	Mutual Fund	1,688,012
	Fidelity Diversified International	Mutual Fund	6,508,521
	Neuberger Berman International Trust	Mutual Fund	732,792
	Fidelity Freedom 2000	Mutual Fund	244,068
	Fidelity Freedom 2005	Mutual Fund	6,717
	Fidelity Freedom 2010	Mutual Fund	1,107,329
	Fidelity Freedom 2015	Mutual Fund	223,395
	Fidelity Freedom 2020	Mutual Fund	1,956,200
	Fidelity Freedom 2025	Mutual Fund	533,222
	Fidelity Freedom 2030	Mutual Fund	3,145,263
	Fidelity Freedom 2035	Mutual Fund	495,641
	Fidelity Freedom 2040	Mutual Fund	960,142
	Fidelity Freedom 2045	Mutual Fund	6,877
	Fidelity Freedom 2050	Mutual Fund	57,695
	Fidelity Freedom Income	Mutual Fund	467,860
	Oakmark Equity & Income	Mutual Fund	2,486,753
	Fidelity Mortgage Securities	Mutual Fund	202,636
	Fidelity Short-term Bond	Mutual Fund	183,317
	Fidelity Strategic Income	Mutual Fund	1,305,717
	PIMCO Total Return	Mutual Fund	2,679,480
	Stock purchase account	Mutual Fund	2,658

	BrokerageLink	Self-directed accounts	1,302,838

*	Fidelity Managed Income	Common/Collective Trust	5,698,747
*	Argon ST Common Stock	Company Stock	5,439,842
*	Participant loans	5% to 9.75%	506,003

			$77,142,157

*	Denotes party-in-interest

SIGNATURES
The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARGON ST, INC. 401(k) PROFIT SHARING PLAN
May 21, 2008	By:	/s/ Victor F. Sellier
Victor F. Sellier
Plan Administrator